UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

____________________

SELECTIS HEALTH, INC.

(Name of Subject Company (Issuer))

____________________

BLACK PEARL EQUITIES, LLC

and

BLACK PEARL EQUITIES II, LLC,

its wholly owned subsidiary

and

TORTUGA ACQUISITION SUB, INC.,

its wholly owned subsidiary

(Names of Filing Persons (Offerors))

ABRAHAM SCHWARTZ

and

SCHNEUR ZALMAN SCHAPIRO

(Names of Filing Persons (Other Persons))

___________________

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

____________________

816291108

(CUSIP Number of Class of Securities)

____________________

Abraham Schwartz

Chief Executive Officer

901 Myrtle Avenue

Brooklyn, NY 11206

(212) 235-1367

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

____________________

With a copy to:

Ryan Nebel
Michael R. Neidell
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
(212) 451-2300

____________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Black Pearl Equities, LLC, a New York limited liability company (“Parent”), Black Pearl Equities II, LLC, a New York limited liability company and a wholly owned subsidiary of Parent (“Purchaser”), and Tortuga Acquisition Sub, Inc., a Utah corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”).

This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed by Parent, Purchaser and Merger Sub with the U.S. Securities and Exchange Commission on July 13, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) relating to their offer to purchase all of the issued and outstanding shares of common stock, par value, $0.05 per share (the “Shares”), of Selectis Health, Inc., a Utah corporation (the “Company”), at a purchase price of $5.75 per Share in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended by deleting the reference to “OK Required Approvals” in the first paragraph under Item 12 – Certain Legal Matters; Regulatory Approvals on page 48 of the Offer to Purchase, and replacing it with “Required OK Approvals”.

Except as otherwise set forth in this Amendment, the information in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

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SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 15, 2026

BLACK PEARL EQUITIES, LLC

By:	/s/ Abraham Schwartz
	Name:	Abraham Schwartz
	Title:	Chief Executive Officer

BLACK PEARL EQUITIES II, LLC

By:	/s/ Abraham Schwartz
	Name:	Abraham Schwartz
	Title:	Chief Executive Officer

TORTUGA ACQUISITION SUB, INC.

By:	/s/ Abraham Schwartz
	Name:	Abraham Schwartz
	Title:	Chief Executive Officer

ABRAHAM SCHWARTZ

/s/ Abraham Schwartz

SCHNEUR ZALMAN SCHAPIRO

/s/ Schneur Zalman Schapiro

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